Mail Stop 3010

September 22, 2009

Mr. R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Multifamily REIT, Inc.
680 5th Avenue, 16th Floor
New York, New York 10019

> **Re: Bluerock Enhanced Multifamily Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed August 28, 2009**
> **File No. 333-153135**

Dear Mr. Kamfar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure on page 54 that you intend to operate your business in a manner that will permit you to maintain an exemption from registration as an investment company under Section 3(c)(5)(C) of the 1940 Act. Please provide us with a detailed analysis as to how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Summary, page 1

Summary Risk Factors, page 3

2.   Please expand the summary risk factor regarding distributions from proceeds to
        disclose that you may also pay distributions from offering proceeds, borrowings,
        or the sale of assets to the extent distributions exceed earnings or cash flows from
        operations. Please make similar revisions to risk factor on page 14.

Compensation to our Advisor and its Affiliates, page 6

3.   We note that you provide disclosure of the acquisition fees and origination fees
        based on a maximum leverage amount of 50%. However, we note your
        disclosure on page 3 that your maximum leverage is 75%. If you intend to limit
        your leverage ability to 50%, please revise your disclosure accordingly. If you
        intend to maintain a maximum leverage amount of 75%, please revise your
        disclosure of the maximum amount of acquisition fees and origination fees you
        may reimburse based on a maximum leverage amount of 75%. Please make
        similar revisions to your disclosure on page 67.

Management, page 55

Our Executive Officers and Directors, page 56

4.   Please disclose when Mr. Tio commenced working for Carlton Group Ltd.

Executive Officer Compensation, page 62

5.   We note your disclosure that you may reimburse your advisor for compensation
        paid to your executive officers. Please tell us what consideration you have given
        to providing the disclosure required by Item 402 regarding compensation of your
        named executive officers. Refer to Item 402(a)(2), which requires disclosure of
        compensation paid "by any person for all services rendered in all capacities to the
        registrant."

Prior Performance Summary, page 72

6.   We note you have revised your disclosure to state that Bluerock has sponsored ten
        programs. However, you have only provided disclosure regarding seven
        programs. Please revise your disclosure to provide all of the information required
        by Item 8 of Guide 5. Additionally, please revise your prior performance tables to
        account for these additional programs or tell us why you believe this disclosure is
        not required. Please refer to Appendix II of Guide 5.

Description of Capital Stock, page 88

Distributions, page 91

7.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Financial Statements and Notes

8.   Please revise to include the audit report dated December 31, 2008 as referenced in the auditor's consent filed as Exhibit 23.3.

9.   Your note disclosures are labeled "Unaudited." Please clarify why this information has not been audited.   To the extent this information has been audited, please revise to remove the "Unaudited" labels.

Appendix II

10.   Please note that the tables should be preceded by a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables, explains where additional information can be obtained on request and includes a glossary of terms used in the tables. This introduction also should include a discussion of the factors the sponsor considered in determining which previous programs had "similar investment objectives" to those of the registrant. Please refer to Appendix II of Guide 5.

Table I, page A-1

11.   Please revise to show the "Dollar Amount Raised" as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

Exhibits

12.   Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Exhibit 1.1

13.   The form of Underwriting Agreement filed as Exhibit 1.1 references several exhibits that do not appear to have been provided. Please re-file a full and complete form of Underwriting Agreement, including any exhibits and schedules which are included in such agreement. Please note that if these exhibits or schedules are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page where the exhibit or schedule is to be located stating the exhibit number of the filed document. Please refer to Item 601(b)(1) of Regulation S-K.

Exhibit 3.1

14.   We note that you will file the Form of Articles of Amendment and Restatement. Please also file your articles of incorporation as currently in effect in accordance with Item 601(b)(3) of Regulation S-K.

Exhibit 3.2

15.   We note that you will file the Form of Amended and Restate Bylaws of the Registrant. Please note that you must file the complete amended bylaws in accordance with Item 601(b)(3) of Regulation S-K prior to effectiveness.

Exhibit 5.1

16.   We refer to your assumptions 2 and 3 in the first full paragraph on page 2 of the legal opinion. These assumptions are inappropriate. Counsel cannot assume that the *officers* signing the certificates have the legal authority to do so as this is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise these assumptions accordingly.

17.   Please have counsel revise the opinion to reflect the number of shares being offered pursuant to the initial public offering and the shares being offered pursuant to your distribution reinvestment plan.

Exhibit 8.1

18.   On pages 3 through 4 of the opinion, counsel states: "This opinion has been prepared for you, and may be used by you, solely in connection with the filing of the Registration Statement." Please have counsel remove this statement as it appears to limit the ability of investors to rely upon the opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. You may contact Wilson Lee at (202)551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Martin H. Dozier, Esq. (*via facsimile*)